

Mail Stop 7010

May 15, 2007

Via U.S. mail and facsimile

Ms. Mindy A. Horowitz
Acting Chief Financial Officer
First Montauk Financial Corp.
Parkway 109 Office Center,
328 Newman Springs Road
Red Bank, NJ 07701

>   RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-K/A for the fiscal year ended December 31, 2006
>   Form 8-K filed May 11, 2007
>   File No. 0-6729

Dear Ms. Horowitz:

        We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Selected Financial Data</u>

2. Please revise your selected financial data table to include long-term obligations and redeemable preferred stock. Refer to Item 301 of Regulation S-K.

<u>Consolidated Contractual Obligations and Lease Commitments</u>

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and purchase obligations (including those pertaining to information technology consulting services and other service agreements). Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

<u>Quantitative and Qualitative Disclosures About Market Risk</u>

4. Please revise to provide the quantitative information about market risk required by Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-4</u>

5. Please tell us how you determined the $1 million value assigned to 197,824 shares of Series B Preferred Stock issued in connection with a separation agreement for Mr. Kurinsky. Your response should address how you considered your closing stock price on the date of the separation agreement as well as the 8% cumulative dividends associated with the preferred stock and the holder's ability to convert each share of preferred stock into 10 common shares.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

6. Please revise your revenue recognition accounting policy footnote to incorporate the following:

   • More clearly align the types of revenues you describe on page F-7 with the line items provided on your consolidated statements of operations (for example, it is unclear which revenue line item includes sales concessions from participation in syndicated offerings);
   • Disclose which line item of the financial statements includes unrealized gains and losses on securities owned and securities sold and separately quantify the amount of unrealized gains and losses in the footnotes, if material;
   • Clarify the criteria used by management to determine when insurance and mutual fund commissions received from outside vendors are considered earned; and
   • Describe and quantify the extent to which revenues are presented on a net basis and revise your consolidated statement of operations to indicate which revenue line items are presented on a net basis, if appropriate.

7. Please revise to describe your accounting policy for determining the allowance for bad debts associated with your employee and broker receivables as well as amounts due from your clearing firm. To the extent that no allowance is provided a specific type of receivable, please revise to disclose the reasons why management believes that allowances are not necessary.

8. Please consider revising your filing to include disclosure of your principal transaction revenues by reporting category for each period presented. Refer to footnote 12 to Exhibit 4-8 of the AICPA Broker-Dealer Audit Guide.

Recent Pronouncements Affecting the Company, page F-13

9. Please tell us the impact that the adoption of SAB 108 had upon your financial statements as of and for the period ended December 31, 2006.

Note 4 – Employee and Broker Receivables, page F-16

10. Please revise to more clearly describe the following:

- How you account for forgivable loans at inception, upon the borrower meeting specific performance goals and once the loan becomes payable if performance goals are not met;
- How the sufficiency of allowance for bad debts is evaluated by management each reporting period;
- How the allowance for bad debts is allocated to the gross amount of employee and broker receivables for each reporting period; and
- The financial statement line item where you record the offset to reductions/additions to the allowance for bad debts (we note from your valuation and qualifying accounts table that the reduction is not charged or credited to costs and expenses).

11. As a related matter, please provide us with a rollforward of the gross employee and broker receivables from December 31, 2005 to December 31, 2006. Please ensure that the rollforward demonstrates how the loan amortization of $187,109 affected the change in the receivable balances between the two periods.

Note 8 – 6% Convertible Debentures, page F-17

12. We note that you converted $1,765,000 of debentures in 2005 and $2,450,000 of debentures in 2006 into zero par common stock based on a conversion price of $0.50 per share. However, the transactions as presented on your Consolidated Statements of Changes in Stockholders' Equity (Deficit) reflect the par value of common stock at $0.50 per share, instead of zero par as indicated on the face of the Consolidated Statements of Financial Condition. Please revise your filing as necessary to accurately present these transactions. Consider the impact that any changes in your financial statements will have to your regulatory capital calculations, your MD&A disclosures, and any other relevant disclosures included in your filing. Please also consider whether similar revisions need to be made to other common stock transactions presented in your financial statements (for example conversion of preferred stock into common shares).

13. It appears based upon the exhibit index included within your filing that your 6% convertible debentures may have been issued with detachable warrants. Please revise your filing to clearly describe how you accounted for the warrants both at issuance of the debentures and on an on-going basis. Refer to APB 14, EITFs 98-5, 00-19 and 00-27.

Note 12 – Clearing Agreement, page F24

14. Please tell us the accounting literature you relied upon to support your decision to record the $1 million payment from NFS all within the second quarter of 2006, instead of rateably over the initial 8 year term of the agreement. Please also tell us how you applied this accounting literature.

Note 16 – Stockholders Equity, page F-26

15. Please revise to briefly describe the circumstances which would be considered Redemption Events under which the holder could require you to redeem all or a portion of the Series B Preferred Stock by paying cash.

16. Based upon Exhibit 3.1 filed with your Form 8-K on February 9, 2005, it appears that holders of your Series B Preferred Stock have the right to require cash redemption if your common stock ceases to be publicly traded for any reason. Please tell us how you considered EITF Topic D-98, Rule 5-02.28 of Regulation S-X, SAB Topic 14.E and ASR 268 in determining the classification of your Series B Preferred Stock within stockholders' equity.

Note 21 – Unaudited Quarterly Results of Operations, page F-33

17. Please revise to disclose your net income (loss) before income taxes and preferred stock dividends for each period presented. Please also revise to describe the effect of any unusual or infrequently occurring items recognized in each full quarter. For example, we note from your MD&A that you recognized $4.9 million of remaining deferred revenue in 2005 in connection with the termination of your agreement with Fiserv and a $1 million payment from NFS during the second quarter of 2006. Refer to Item 302(a) of Regulation S-K.

FORM 8-K FILED MAY 11, 2007

18. Please tell us how you intend to account for the put arrangement disclosed in Item 1.01 of your Form 8-K filed on May 11, 2007. Please also provide us with your footnote disclosure describing the put that you will include in future filings.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief